Exhibit 99.1
China Finance Online Reports
2011 Third Quarter and Nine Months Unaudited Financial Results
Beijing, China, December 12, 2011 — China Finance Online Co. Limited (“China Finance Online”, or the “Company”, “we”, “us” or “our”) (NASDAQ GS: JRJC), the technology-driven, user-focused market leader in China in providing vertically integrated financial services and products including news, data, analytics and brokerage-related services through web portals, desktop solutions and mobile handsets, today announced its unaudited financial results for the third quarter and nine months ended September 30, 2011.
2011 Third Quarter Financial Highlights
•	Net revenues were $13.5 million compared with $14.4 million in the third quarter of 2010;
•	Gross profit was $11.2 million with a gross margin of 83.0% compared with $12.3 million and 85.1% in the third quarter of 2010;
•	A total of $2.3 million non-cash impairment of goodwill and intangible assets associated with the subscription and brokerage-related business was recorded following an interim impairment test;
•	Net loss attributable to China Finance Online was $3.5 million;
•
Excluding non-cash share-based compensation and non-cash impairment of goodwill and intangible assets, non-GAAP net loss attributable to China Finance Online was $0.8 million with diluted non-GAAP net loss per ADS of 4 cents.

Nine Months Ended September 30, 2011 Financial Highlights
•	Net revenues were $42.2 million compared with $44.9 million for the first nine months of 2010;
•	Gross profit was $35.5 million with a gross margin of 84.1% compared with $38.8 million and 86.3% for the first nine months of 2010;
•	Net loss attributable to China Finance Online was $3.9 million;
•
Excluding non-cash share-based compensation and non-cash impairment of investment, goodwill and intangible assets, non-GAAP net income attributable to China Finance Online was $1.2 million with diluted non-GAAP net income per ADS of 5 cents;

•
Net revenues guidance was lowered from $55 million to $52 million for fiscal year 2011. Non-GAAP net income, which is defined as net income excluding non-cash share-based compensation and non-cash impairment of investment, goodwill and intangible assets for the 2011 year is still anticipated to be a loss of $1 million.

2011 Third Quarter Results

Net revenues for the third quarter of 2011 were $13.5 million, compared to $14.4 million for the third quarter of 2010. The main sources of the Company’s net revenues were from subscription fees from individual customers, subscription fees from institutional customers, advertising revenues and revenues from brokerage-related services, which contributed 75%, 6%, 13% and 5%, respectively, to total revenues compared to 78%, 4%, 12%, and 6%, respectively, for the comparable period in 2010. Revenues from subscription fees paid by individual customers decreased 9.3% year-over-year reflecting the decreased demand for financial information products amid a plunging stock market in China, deteriorating global macroeconomics, as well as the continuing impact on sales due to the new Provisional Regulations on Securities Investment Advisory Business. Advertising revenues increased 2.4% year-over-year to $1.8 million. Institutional subscription revenues increased 44.8% year-over-year to $0.8 million. Revenues from brokerage-related services decreased 19.0% year-over-year to $0.7 million resulting from severely dampened investor confidence as the Hong Kong Hang Seng Index plunged to a two-year low during the third quarter of 2011.
For the third quarter of 2011, gross profit was $11.2 million compared to $12.3 million for the comparable period in 2010. Gross margin for the third quarter of 2011 was 83.0% compared to 85.1% for the third quarter of 2010. The year-over-year decrease in gross margin was mainly due to lowered revenues and higher content expense for jrj.com and stockstar.com and higher labor cost during the third quarter of 2011.
General and administrative (“G&A”) expenses for the third quarter of 2011 were $3.1 million, or 23.2% of net revenues, up from $2.5 million, or 17.5% for the comparable period in 2010. Excluding non-cash share-based compensation expenses of $0.3 million and $0.4 million for the third quarters of 2011 and 2010, respectively, adjusted G&A expenses for the third quarter of 2011 were $2.8 million, or 20.6% of net revenues, compared to $2.1 million, or 14.8% of net revenues in the third quarter of 2010. The increase in adjusted G&A expenses as a percentage of quarterly revenues was mainly due to lower revenues and higher fees for professional services.
Sales and marketing expenses for the third quarter of 2011 were $5.3 million, or 38.9% of net revenues, down from $6.3 million, or 44.0% in the third quarter of 2010. The year-over-year decrease in sales and marketing expenses, excluding non-cash share-based compensation expenses, in both absolute value and as a percentage of quarterly net revenues was primarily due to the lower marketing expenses and sales commissions on reduced sales revenue.
Product development expenses for the third quarter of 2011 were $3.4 million, up from $3.2 million for the same quarter in 2010. Product development expenses as a percentage of net revenues were 25.3%, up from 21.9% in the same quarter of the previous year. Management believes that investments in human and technical resources to improve the Company’s data, product and technical capabilities are crucial in attracting and retaining users in the long run.
During the third quarter of 2011, China Finance Online recorded a non-cash impairment of $0.6 million in intangible assets and a non-cash impairment of $1.7 million in goodwill associated with the Company’s subscription and brokerage business. Such impairments were recorded based on an interim test for intangible assets and goodwill impairment.

Total operating expenses for the third quarter of 2011 were $14.1 million, up from $12.0 million in the third quarter of 2010. Selling, general and administrative (“SG&A”) expenses as a percentage of net revenues were 62.1% in the third quarter of 2011, compared with 61.6% in the third quarter of 2010. Excluding non-cash share-based compensation expenses and non-cash impairment of intangible assets and goodwill, adjusted operating expenses were $11.4 million in the third quarter of 2011, slightly down from $11.5 million for the third quarter of 2010. The Company plans to implement cost-cutting initiatives to increase efficiency and improve operational performance.
GAAP net loss attributable to China Finance Online for the third quarter of 2011 was $3.5 million compared with a GAAP net income of $1.4 million in the 2010 third quarter. Non-GAAP net loss attributable to China Finance Online, which excluded the non-cash share-based compensation expenses of $0.4 million and non-cash impairment of intangible assets and goodwill of $2.3 million, was $0.8 million for the 2011 third quarter, compared to a non-GAAP net income of $1.9 million for the same quarter of 2010.
Diluted non-GAAP net loss per ADS attributable to China Finance Online was $0.04 for the third quarter of 2011. The weighted average number of ordinary shares in the third quarter of 2011 was 109 million. Each ADS represents five ordinary shares of the Company.
As of September 30, 2011, total cash, cash equivalents, term deposits and restricted cash were $106.5 million. Accounts receivable in non-margin related business was $3.6 million while Daily Growth’s margin-related accounts receivables increased to $15.0 million. Daily Growth continues to implement strict margin account screening and ongoing monitoring to ensure the safe return of capital. As of September 30, 2011, short-term investments were $3.4 million.
Total China Finance Online Co. Limited’s shareholders’ equity was $105.7 million as of September 30, 2011, compared to $105.9 million as of December 31, 2010.
The combined current and non-current deferred revenues at the end of the third quarter of 2011, which represented prepaid service fees made by customers for subscription services that have not been rendered as of September 30, 2011, were $31.2 million.
As of September 30, 2011, the number of active paid subscribers of the Company was approximately 117,000.
Nine Months Ended September 30, 2011 Results
Total net revenues for the nine months ended September 30, 2011 were $42.2 million compared to $44.9 million in the first nine months last year. Gross profit was $35.5 million compared to $38.8 million in the same period a year ago. Gross margin was 84.1% for the first nine months of 2011, compared to 86.3% in the same period in 2010. GAAP net loss attributable to China Finance Online for the first nine months of 2011 was $3.9 million, compared to GAAP net income of $1.9 million in the same period in 2010. Excluding non-cash share-based compensation expenses of $1.3 million, non-cash impairment of intangible assets and goodwill of $2.3 million and investment of $1.48 million in Ocean Butterfly, non-GAAP net income for the first nine months of 2011 was $1.2 million compared with $5.8 million during the same period in 2010. Diluted non-GAAP net earnings per ADS attributable to China Finance Online were $0.05 for the first nine months of 2011.

Business Outlook
Due to a continuously sluggish business and stock market environment, which has persisted since the end of the 2011 third quarter, the Company lowers its net revenues guidance from $55 million to $52 million for fiscal year 2011. Non-GAAP net income, which is defined as net income excluding non-cash share-based compensation expenses and non-cash goodwill, intangible assets and investment impairment, for the 2011 fiscal year is anticipated to be a loss of $1 million.
The above forecast reflects the Company’s current views, which are subject to change. A number of important factors that are outside the Company’s control including without limitation, the overall Chinese macroeconomic outlook, fluctuations in the mainland and Hong Kong stock market and further regulatory changes, among other factors, could cause the actual results to differ materially from those contained in the above guidance.
“Throughout much of the year 2011, significant stock market decline and trading volatility have considerably reduced Chinese investors’ appetite for stock investment and their demand for financial information products. This industry-wide slack in demand could go on in the near term as the Chinese stock market continues to seek signs of stabilization and improvement in both the domestic and global economies. Our ability to compete is also partially impacted by the ongoing implementation of the provisional regulations. In the long-run, however, we are confident that these regulations will reward us for our highest compliance standards and compelling products,” commented Mr. Zhiwei Zhao, CEO of China Finance Online.
“I believe in the long-term value of market intelligence and the financial services we offer to Chinese investors. We are proactively looking into product upgrades, more effective user outreach programs, and improved operational efficiency. Our core competency in internet capabilities through flagship portal sites and an established in-house database remain our greatest assets in serving our existing and potential user base,” concludes Mr. Zhiwei Zhao, CEO of China Finance Online.
Conference Call Information
The Company will host a conference call and a simultaneous webcast, on December 12, 2011 at 8:00 p.m. Eastern Time/December 13, 2011 9:00 a.m. Beijing Time. Interested parties may participate in the conference call by dialing approximately five minutes before the call start time at U.S. +1-877-847-0047, Hong Kong +852-3006-8101, Singapore 8008-523-396, or China 800-876-5011, and the pass code for all regions is 659293.
A replay of the conference call will be available shortly after the conclusion of the event through 9:00 p.m. Eastern Time on December 19, 2011 (or 10:00 a.m. Beijing Time on December 20, 2011). The dial-in details for the replay: U.S. +1-866-572-7808, Hong Kong +852-3012-8000, Singapore 800-101-2157, China 800-876-5013. Access code: 659293.
The conference call will be available as a live webcast and replay at: http://tinyurl.com/ChinaFinanceOnlineCall.

About China Finance Online
China Finance Online Co. Limited is the technology-driven, user-focused market leader in China in providing vertically integrated financial services and products including news, data, analytics and brokerage-related services through web portals, desktop solutions, and mobile handsets. Through its web portals, www.jrj.com and www.stockstar.com, the Company provides individual users with subscription-based service packages that integrate financial and listed-company data, information and analytics from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software available by download, through the internet or through mobile handsets. Through its subsidiary, Genius, the Company provides financial information database and analytics to institutional customers including domestic securities and investment firms. Through its subsidiary, Daily Growth, the Company provides securities brokerage services for stocks listed on Hong Kong Stock Exchange.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, this release contains the following forward-looking statements regarding:
•	our net revenues and non-GAAP net income guidance for 2011;

•	our product upgrade initiative;

•	cost-cutting initiative and its effect on efficiency and operational performance;

•	potential business consolidation amidst the new regulatory environment; and

•	the transition period to adapt to the new compliance requirements.
Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risks and uncertainties include, among others, the following:
•	the changing regulations that we are subject to;

•	the uneven sector-growth of the Chinese economy that could lead to volatility in the equity markets and affect our operating results in the coming quarters;

•	global macroeconomic uncertainties;

•	wavering investor confidence that could impact our business; and

•	possible non-cash goodwill, intangible assets and investment impairment may adversely affect our net income.
Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under “Forward-Looking Information” and “Risk Factors”. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Non-GAAP Measures
To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”), the Company uses non-GAAP measures of income from operations, net income, and diluted net income per ADS, which are adjusted from results based on GAAP to exclude the non-cash share-based compensation expenses and non-cash goodwill, intangible assets and investment impairment. The non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and therefore deems it important to provide all of this information to investors. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of the Company’s GAAP financial measures to Non-GAAP financial measures” set forth at the end of this release.
Contact:
Julie Zhu
China Finance Online Co. Limited
+86-10-5832-5288
ir@jrj.com
Shiwei Yin
Grayling
646-284-9474
shiwei.yin@grayling.com
Tables follow

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	Sep. 30, 2011	Dec. 31, 2010
Assets
Current assets:
RMB account	62,353	92,897
Foreign currency account	13,427	13,876
Cash and cash equivalents	75,780	106,773
Term deposits	1,574	—
Restricted cash	29,131	14,533
Trust bank balances held on behalf of customers	10,815	9,625
Accounts receivable, net — others	3,573	3,635
Accounts receivable, net — Margin clients	15,012	8,095
Short-term investments	3,389	31
Prepaid expenses and other current assets	4,097	4,078
Deferred tax assets, current	1,259	3,634

Total current assets	144,630	150,404

Cost method investment	—	1,480
Property and equipment, net	6,900	8,276
Acquired intangible assets, net	3,541	4,349
Rental deposits	732	719
Goodwill	11,769	12,950
Deferred tax assets, non-current	716	1,681
Other deposits	219	231

Total assets	168,507	180,090

Liabilities and equity
Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $10,245 and $13,341 as of September 30,2011 and December 31,2010, respectively)	22,245	32,995
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $2,455 and $2,660 as of September 30,2011 and December 31, 2010, respectively)	5,203	10,839
Short-term loan	13,472	6,424
Amount due to customers for trust bank balances held on behalf of customers	10,815	9,625
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $6 and $31 as of September 30, 2011 and December 31, 2010, respectively)	405	221
Deferred tax liability, current	29	—
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $39 and $94 as of September 30,2011 and December 31,2010, respectively)	1,037	155

Total current liabilities	53,206	60,259

Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $809 and $948 as of September 30, 2011 and December 31, 2010, respectively)	817	967
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $3,907 and $4,962 as of September 30,2011 and December 31,2010, respectively)	8,937	13,022

Total liabilities	62,960	74,248

Noncontrolling interests	(130)	(57)
Total China Finance Online Co. Limited Shareholders’ equity	105,677	105,899

Total liabilities and equity	168,507	180,090

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of U.S. dollars, except share and ADS related data)

	Three months ended			Nine months ended
	Sep. 30,	Sep. 30,	Jun. 30,	Sep. 30,	Sep. 30,
	2011	2010	2011	2011	2010
Net revenues	13,515	14,425	13,778	42,248	44,932
Cost of revenues	(2,303)	(2,145)	(2,164)	(6,704)	(6,144)
Gross profit	11,212	12,280	11,614	35,544	38,788
Operating expenses
General and administrative(includes share-based compensation expenses of $347, $394, $335, $1,110 and $3,675, respectively)	(3,137)	(2,531)	(2,618)	(8,481)	(10,360)
Sales and marketing (includes share-based compensation expenses of $33, $62, $26, $103 and $156, respectively)	(5,251)	(6,348)	(6,035)	(16,884)	(19,649)
Product development (includes share-based compensation expenses of $23, $43, $18, $73 and $109, respectively)	(3,415)	(3,161)	(3,258)	(9,898)	(9,421)
Loss from impairment of intangible assets	(641)	—	—	(641)	—
Loss from impairment of goodwill	(1,667)	—	—	(1,667)	—

Total operating expenses	(14,111)	(12,040)	(11,911)	(37,571)	(39,430)

Government subsidies	14	91	124	251	330
Income (loss) from operations	(2,885)	331	(173)	(1,776)	(312)
Interest income	565	423	734	2,005	1,128
Interest expense	(64)	(50)	(72)	(190)	(64)
Investment gain (loss), net	497	145	(416)	854	710
Other income (loss), net	15	(13)	52	69	(90)
Exchange gain, net	481	353	355	1,104	503
Loss from impairment of cost method investment	—	—	(1,480)	(1,480)	—

Income (loss) before income tax benefit (provision)	(1,391)	1,189	(1,000)	586	1,875
Income tax benefit (provision)	(2,359)	50	(850)	(4,646)	(204)

Net income (loss)	(3,750)	1,239	(1,850)	(4,060)	1,671
Less: Net loss attributable to the noncontrolling interests	(232)	(114)	(54)	(139)	(199)
Net Income (loss) attributable to China Finance Online Co. Limited	(3,518)	1,353	(1,796)	(3,921)	1,870
Net income (loss)per share attributable to China Finance Online Co. Limited
Basic	(0.03)	0.01	(0.02)	(0.04)	0.02
Diluted	(0.03)	0.01	(0.02)	(0.04)	0.02
Income (loss) per ADS
Basic	(0.16)	0.06	(0.08)	(0.18)	0.09
Diluted	(0.16)	0.06	(0.08)	(0.18)	0.08
Weighted average ordinary shares
Basic	108,967,101	108,724,478	108,957,650	108,956,762	108,020,937

Diluted	108,967,101	114,853,565	108,957,650	108,956,762	113,786,226
Weighted average ADSs
Basic	21,793,420	21,744,896	21,791,530	21,791,352	21,604,187
Diluted	21,793,420	22,970,713	21,791,530	21,791,352	22,757,245

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Three months ended
	Sep. 30,	Sep. 30,	Jun. 30,
	2011	2010	2011
Cash flows from operating activities:
Net income (loss)	(3,750)	1,239	(1,850)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Share-based compensation	403	499	379
Depreciation and amortization	866	910	871
Interest income from term deposits	(92)	—	—
Loss (gain) from short-term investments	(497)	(146)	416
Deferred taxes	1,668	(127)	733
Loss from impairment of cost method investment	—	—	1,480
Loss from impairment of intangible assets	641	—	—
Loss from impairment of goodwill	1,667	—	—
Loss on disposal of property and equipment	—	2	24
Changes in operating assets and liabilities:
Accounts receivable — others	580	(509)	(490)
Accounts receivable — Margin clients	1,654	(58,434)	(5,981)
Loan receivable	—	—	3,856
Prepaid expenses and other current assets	508	(349)	(578)
Trust bank balances held on behalf of customers	(4,264)	12,723	1,811
Rental deposits	8	6	1
Deferred revenue	(5,833)	(1,421)	(3,881)
Accounts payable	(89)	(227)	168
Amount due to customers for trust bank balances held on behalf of customers	4,264	(12,723)	(1,811)
Accrued expenses and other current liabilities	(671)	(632)	(1,308)
Income taxes payable	597	10	(74)
Net cash used in operating activities	(2,340)	(59,179)	(6,234)

Cash flows from investing activities:
Purchase of term deposits	(19,789)	—	—
Proceeds from maturity of term deposits	18,323	—	—
Purchase of short-term investments	—	(526)	(30,636)
Proceeds from sales of short-term investments	17,900	687	12,552
Restricted cash	704	—	—
Purchase of property and equipment	(169)	(234)	(329)
Proceeds from disposal of fixed assets	1	—	—
Net cash provided by (used in) investing activities	16,970	(73)	(18,413)

Cash flows from financing activities:
Proceeds from stock options exercised by employees	—	288	3
Proceeds from short-term loan	—	58,588	1,285
Net cash provided by financing activities	—	58,876	1,288

Effect of exchange rate changes	543	761	501

Net increase (decrease) in cash and cash equivalents	15,173	385	(22,858)
Cash and cash equivalents, beginning of quarter	60,607	89,422	83,465
Cash and cash equivalents, end of quarter	75,780	89,807	60,607

Non-GAAP Measures(in thousands of U.S. dollars, except ADS related data)

	Three months ended			Nine months ended
	Sep. 30, 2011	Sep. 30, 2010	Jun. 30, 2011	Sep. 30, 2011	Sep. 30, 2010
Income (loss) from operations (GAAP)	(2,885)	331	(173)	(1,776)	(312)
Share-based compensation	403	499	379	1,286	3,940
Loss from impairment of intangible assets	641	—	—	641	—
Loss from impairment of goodwill	1,667	—	—	1,667	—
Adjusted income (loss) from operations (Non-GAAP)	(174)	830	206	1,818	3,628

	Three months ended			Nine months ended
	Sep. 30, 2011	Sep. 30, 2010	Jun. 30, 2011	Sep. 30, 2011	Sep. 30, 2010
Net income (loss) attributable to China Finance Online Co. Limited (GAAP)	(3,518)	1,353	(1,796)	(3,921)	1,870
Share-based compensation	403	499	379	1,286	3,940
Loss from impairment of intangible assets	641	—	—	641	—
Loss from impairment of goodwill	1,667	—	—	1,667	—
Loss from impairment of cost method investment	—	—	1,480	1,480	—
Adjusted net income attributable to China Finance Online Co. Limited (Non-GAAP)	(807)	1,852	63	1,153	5,810
Diluted adjusted net income per ADS attributable to China Finance Online Co. Limited (Non-GAAP)	(0.04)	0.08	0.00	0.05	0.26
ADSs used in calculating diluted adjusted net income per ADS attributable to China Finance Online Co. Limited	21,793,420	22,970,713	22,639,285	22,652,232	22,757,245